ASHLEY CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

 								December 20, 2005

Mr. Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Atlas Futures Fund, Limited Partnership (the "Registrant" and the "Partnership")
      Post Effective Amendment No. 7 to Form S-1
      File No. 333-59976

Dear Mr. McTiernan,

	The undersigned general partner of the Registrant hereby affirms that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the Untied States.

      We are available to amplify or clarify our response.

                                                Very truly yours,


                                                /s/ Michael Pacult
                                                Michael Pacult
                                                President